Filed by The Chiba Kogyo Bank, Ltd.

Pursuant to Rule 425 under the U.S. Securities Act of 1933

Subject Companies: The Chiba Bank, Ltd. (File Number: 132-02879)

and The Chiba Kogyo Bank, Ltd. (File Number: 132-02880)

Dated March 25, 2026

March 25, 2026

Company name:	The Chiba Kogyo Bank, Ltd.
Representative:	Hitoshi Umeda President (CEO) and Managing Executive Officer
(Securities code: 8337, Tokyo Stock Exchange Prime Market)
Inquiries:	Nobuhiro Nishimura Executive Officer of Management Planning Division
Telephone:	+81-43-243-2111 (main switchboard number)

Notice Concerning Repurchase of Class II Preferred Shares, the 2nd Series of Class VI Preferred Shares, and the 2nd Series of Class VII Preferred Shares

(Repurchase of own shares pursuant to the provisions of Chiba Kogyo Bank’s Articles of Incorporation in accordance with the provisions of Article 459, Paragraph 1 of the Companies Act)

The Chiba Kogyo Bank, Ltd. (the “Bank”) hereby announces that the Board of Directors of the Bank decided at a meeting held today the details of the repurchase of Class II Preferred Shares, the 2nd Series of Class VI Preferred Shares, and the 2nd Series of Class VII Preferred Shares in accordance with the provisions of Article 459, Paragraph 1 of the Companies Act and Article 16, Paragraph 2 of the Bank’s Articles of Incorporation.

1.	Reasons for repurchase of own shares

As announced in today’s press release titled “Execution of Definitive Agreement regarding Establishment of Joint Holding Company (Joint Share Transfer) Between The Chiba Bank, Ltd. and The Chiba Kogyo Bank, Ltd.,” at the Bank’s Board of Directors meeting held today, the Bank resolved (i) to establish a company named “Chiba Financial Group, Inc.” (the “Joint Holding Company”) as the wholly owning parent company of the Bank and The Chiba Bank, Ltd. through a joint share transfer (the “Share Transfer”) on April 1, 2027 (the “Effective Date”), subject to obtaining approval at the respective shareholders meetings of the Bank and The Chiba Bank, Ltd. and authorizations and other permissions by relevant authorities, and (ii) to approve the outline of the Joint Holding Company and the terms and other details of the Share Transfer. The Bank and The Chiba Bank, Ltd. entered into a certain management consolidation agreement today.

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In addition to the acquisition and cancellation of all of the 1st Series of Class VII Preferred Shares effective on April 1, 2026 (for details, please refer to the press release dated February 10, 2026 titled “Notice Concerning Acquisition and Cancellation of the 1st Series of Class VII Preferred Shares”), the Bank resolved to repurchase its other classes of preferred shares (namely, Class II Preferred Shares, the 2nd Series of Class VI Preferred Shares, and the 2nd Series of Class VII Preferred Shares) by the Effective Date. Following the Share Transfer, the Bank and The Chiba Bank, Ltd. plan to consider the form of capital support to be provided through the Joint Holding Company, including through capital increases or other methods. The Bank and The Chiba Bank, Ltd. will endeavor to secure that the Bank maintains a capital ratio of at least 8%, which it considers necessary to conduct its business operations appropriately.

2.	Outline of repurchase

The Bank plans to repurchase Class II Preferred Shares, the 2nd Series of Class VI Preferred Shares, and the 2nd Series of Class VII Preferred Shares as outlined below. The Bank will announce the specific timing and other details of the repurchase once they are determined.

(1)	Class II Preferred Shares

(i) Stock to be repurchased	Class II Preferred Shares
(ii) Aggregate shares to be repurchased	Up to 1,500,000 shares
(iii) Consideration for repurchase of shares	Money
(iv) Repurchase price per share	4,000 yen
(v) Aggregate amount of repurchase price	Up to 6,000,000,000 yen
(vi) Repurchase method	Stock repurchase by agreement with shareholders of Class II Preferred Shares, with notice or public announcement to all these shareholders
(vii) Period during which the shares may be repurchased	From July 1, 2026 to January 31, 2027

(2)	2nd Series of Class VI Preferred Shares

(i) Stock to be repurchased	2nd Series of Class VI Preferred Shares
(ii) Aggregate shares to be repurchased	Up to 301,000 shares
(iii) Consideration for repurchase of shares	Money
(iv) Repurchase price per share	An amount equivalent to the paid-in amount per share of the 2nd Series of Class VI Preferred Shares, which is 20,000 yen per share, plus an amount equivalent to the accrued preferred year-end dividend on the 2nd Series of Class VI Preferred Shares (an amount calculated by multiplying 300 yen, which is the preferred year-end dividend per share of the 2nd Series of Class VI Preferred Shares, by the number of days from April 1, 2026 (inclusive) to the repurchase date (inclusive), and dividing the product by 365 (calculated to the third decimal place and rounded up to the second decimal place))

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(v) Aggregate amount of repurchase price	Up to 6,095,704,510 yen
(vi) Repurchase method	Stock repurchase by agreement with shareholders of the 2nd Series of Class VI Preferred Shares, with notice or public announcement to all these shareholders
(vii) Period during which the shares may be repurchased	From July 1, 2026 to January 31, 2027

(3)	2nd Series of Class VII Preferred Shares

(i) Stock to be repurchased	2nd Series of Class VII Preferred Shares
(ii) Aggregate shares to be repurchased	Up to 4,723 shares
(iii) Consideration for repurchase of shares	Money
(iv) Repurchase price per share	An amount equivalent to the paid-in amount per share of the 2nd Series of Class VII Preferred Shares, which is 50,000 yen per share, plus an amount equivalent to the accrued preferred year-end dividend on the 2nd Series of Class VII Preferred Shares (an amount calculated by multiplying 9,000 yen, which is the preferred year-end dividend per share of the 2nd Series of Class VII Preferred Shares, by the number of days from April 1, 2026 (inclusive) to the repurchase date (inclusive), and dividing the product by 365 (calculated to the third decimal place and rounded up to the second decimal place))
(v) Aggregate amount of repurchase price	Up to 2,397,136,027 yen
(vi) Repurchase method	Stock repurchase by agreement with shareholders of the 2nd Series of Class VII Preferred Shares, with notice or public announcement to all these shareholders
(vii) Period during which the shares may be repurchased	From July 1, 2026 to January 31, 2027

End

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(Reference) Holding status of treasury shares as of March 25, 2026

(1)	Class II Preferred Shares:
	Total number of Class II Preferred Shares issued (excluding treasury shares):	1,500,000 shares
	Treasury shares:	0 shares

(2)	2nd Series of Class VI Preferred Shares:
	Total number of the 2nd Series of Class VI Preferred Shares issued (excluding treasury shares):	301,000 shares
	Treasury shares:	0 shares

(3)	2nd Series of Class VII Preferred Shares:
	Total number of the 2nd Series of Class VII Preferred Shares issued (excluding treasury shares):	4,723 shares
	Treasury shares:	10 shares

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Regarding the U.S. Securities Act

If the Share Transfer is executed, the Bank and The Chiba Bank, Ltd. plan to file a Form F-4 registration statement with the SEC in connection with the Share Transfer. If a Form F-4 is filed, the Form F-4 will include a prospectus and other documents. If a Form F-4 is filed and becomes effective, the prospectus filed as part of the Form F-4 will be sent to U.S. shareholders of the Bank and The Chiba Bank, Ltd. before the date of the shareholders meetings at which the Share Transfer will be voted upon. The Form F-4 and prospectus will, if the Form F-4 is filed, contain material information, including information about the Bank and The Chiba Bank, Ltd., the Share Transfer, and other related information. U.S. shareholders to whom the prospectus is distributed are requested to carefully read the Form F-4, prospectus, and other documents that are planned to be filed with the SEC in connection with the Share Transfer before exercising voting rights in relation to the Share Transfer at the relevant bank’s shareholders meeting. All documents filed with the SEC in connection with the Share Transfer will be made available, free of charge, on the SEC’s website (www.sec.gov) after they are filed. These documents will be provided free of charge upon request. Requests for delivery may be made using the contact information stated on the preceding page.

Cautionary Statement Concerning Forward-Looking Statements

This document contains forward-looking statements regarding a Share Transfer between the Bank and The Chiba Bank, Ltd. and its outcome. These forward-looking statements are presented using the words “anticipate,” “aim,” “will,” “risk,” “might,” and other similar expressions or by descriptions regarding strategies, goals, plans, intentions, or the like. A number of factors might cause the Bank’s and The Chiba Bank, Ltd.’s actual respective business performances to differ materially from the forward-looking statements contained herein.

The Bank and The Chiba Bank, Ltd. do not bear any obligation to update and publicly announce any forward-looking statements after the date of this document. Investors are requested to refer to any further disclosures made by the Bank and The Chiba Bank, Ltd. (or the post-share transfer group) in public announcements in Japan and SEC filings.

Examples of risks, uncertainties, and other factors indicated above include, but are not limited to, those set out below.

•	Failure to obtain the necessary shareholder meeting approval for the Share Transfer
•	Failure to obtain the necessary permits and approvals for the Share Transfer, or failure to fulfill other terms and conditions for the execution of the Share Transfer
•	Impact of changes in laws, accounting standards, or the business environment applicable to the Bank and The Chiba Bank, Ltd.
•	Challenges in implementing the business strategies of the Bank and The Chiba Bank, Ltd.
•	Impact of changes in general economic or industry conditions, including financial market instability
•	Other risks related to the execution of the Share Transfer

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